

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2021

Tom Wasserman
Chief Executive Officer
Altimar Acquisition Corp. II
40 West 57th Street
33rd Floor
New York, NY 10019

Re: Altimar Acquisition Corp. II
    Amendment No. 2 to Registration Statement on Form S-4
    Filed November 16, 2021
    File No. 333-259639

Dear Mr. Wasserman :

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4/A filed 11/16/21

Notes to Condensed Financial Statements
Revision of Previously Issued Financial Statements, page F-10

1. We note your disclosures in the Item 4-02 Form 8-K filed on November 23, 2021 indicating that you plan to restate your previously issued financial statements to correct the error relating your determination of the amount for Class A Ordinary Shares subject to possible redemption. Please revise this filing to similarly restate your financial statements for the affected periods and, as described in your Item 4.02 Form 8-K, to include a level of quarterly disclosure of the impact of the error consistent with the information you will include in your amended Form 10-Q for the period ended September 30, 2021.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Charles Eastman at 202-551-3794 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Perry Hindin at 202-551-3444 or Anne Parker at 202-551-3611 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Raphael Russo